Intersections Inc.

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

BY EDGAR

November 9, 2012

Ms. Kathleen Collins

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Intersections Inc.
Form 10K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012
Filed May 10, 2012 and August 9, 2012, respectively
File No. 000-50580

Ladies and Gentlemen:

Reference is made to your letter dated November 2, 2012, addressed to John Scanlon, in which you reviewed and had certain comments to the above referenced filings made by Intersections Inc. (“the Company”) with the Securities and Exchange Commission.

This letter confirms a telephonic discussion of November 8, 2012 between myself, you and Melissa Kindelan, Staff Accountant, pursuant to which the Company requested an extension of the response date to the above mentioned letter to November 30, 2012. We appreciate the staff’s accommodation of our request.

If you should have any questions, please contact the undersigned directly at (703) 488-1744.

Very truly yours,

/s/ Madalyn Behneman

Madalyn Behneman

Senior Vice President and Principal Accounting Officer